Rule 424(b)(2)
                                                      Registration No. 333-60474


PRICING SUPPLEMENT NO. 67 dated May 16, 2003
to Prospectus Supplement dated June 14, 2001
and Prospectus dated June 14, 2001

                          LEHMAN BROTHERS HOLDINGS INC.
                           Medium-Term Notes, Series G
                 Due Nine Months or More From the Date of Issue

CUSIP No.:                                     52517PUL3

ISIN:                                          US52517PUL39

Specified Currency:                            US Dollars

Principal Amount:                              US$  10,000,000.00

                                               Total                    Per Note
       Issue Price:                            US$  10,000,000.00           100%
       Agent's Commission:                     US$           0.00             0%
                                               -------------------------
       Proceeds to Lehman Brothers Holdings:   US$  10,000,000.00           100%

In addition, at the Original Issue Date specified below, Lehman Brothers Holdings may issue up to an additional $40,000,000.00 aggregate principal amount of Notes similar in all respects (including with respect to the Issue Price and the Agent's Commission specified above).


Agent:                          Lehman Brothers Inc.

Agent's Capacity:                              [    ]  As agent  [X]As principal
                                                                 (See
                                                                 "Underwriting"
                                                                 below.)

Trade Date:                                    May 16, 2003

Original Issue Date:                          June 12, 2003

Stated Maturity Date:                          June 12, 2018

Amortizing Note:                               [    ]  Yes             [X ]  No

Amortization Schedule:                         Not applicable

[X ]   Fixed Rate Note

[    ] Floating Rate Note       []  CD Rate
                                []Commercial Paper Rate
                                []Federal Funds Rate
                                []LIBOR Telerate
                                []LIBOR Reuters
                                []Treasury Rate:  Constant Maturity [ ]Yes[] No
                                []Prime Rate
                                []J.J. Kenny Rate
                                []Eleventh District Cost of Funds Rate
                                []Other: _________________________

Interest Rate per Annum:  From the  Original  Issue Date  through June 11, 2004,
     5.50%. From June 12, 2004 through June 11, 2005, 5.50%, subject to "Interest Accrual" provisions, as described below. From June 12, 2005 through June 11, 2007, 6.50%, subject to "Interest Accrual" provisions, as described below. From June 12, 2007 through June 11, 2010, 7.00%, subject to "Interest Accrual" provisions, as described below. From June 12, 2010 through June 11, 2013, 9.00%, subject to "Interest Accrual" provisions, as described below. From June 12, 2013, through the Stated Maturity Date, 15.00%, subject to "Interest Accrual" provisions, as described below.

Interest Payment Dates: Each September 12, December 12, March 12, and June 12, commencing on September 12, 2003.

Interest Accrual: From June 12, 2004 through the Stated Maturity Date, interest will accrue on each day on which 6-Month LIBOR for the relevant LIBOR
     Observation Date is within the applicable LIBOR Range. If the value of 6-Month LIBOR (stated as a percent per annum) on the relevant LIBOR Observation Date is equal to or greater than the applicable LIBOR Range minimum and less than or equal to the applicable LIBOR Range maximum indicated below for LIBOR Observation Dates occurring during the periods indicated, interest will accrue on the Notes for the related day at the applicable Interest Rate per Annum. If, however, the value of 6-Month LIBOR is less than the applicable LIBOR Range minimum or greater than the applicable LIBOR Range maximum on the relevant LIBOR Observation Date, then no interest will accrue on the related day. See "Risk Factors" below for certain relevant considerations.

6-Month LIBOR: For any LIBOR Observation Date, the offered rates for deposits in U.S. dollars for a period of six months, commencing on such LIBOR Observation Date, which appears on Moneyline Telerate on page 3750 (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks) as of 11:00 a.m., London time, on that LIBOR Observation Date. If 6-Month LIBOR cannot be determined on a LIBOR Observation Date as described above, then the calculation agent will determine LIBOR based on quotations from reference banks in the manner described in the Prospectus Supplement for deposits in U.S. dollars for a period of six months, commencing on such LIBOR Observation Date.

LIBORRange:   Period  LIBOR  Range  ------  ------------  June  12,  2004-Stated
     Maturity 0.00% to 7.00%

LIBORObservation Date: With respect to each LIBOR Business Day that does not occur during the LIBOR Suspension Period, that LIBOR Business Day. With respect to each day that is not a LIBOR Business Day not occurring during the LIBOR Suspension Period, the last preceding LIBOR Business Day. With respect to each day occurring during the LIBOR Suspension Period, the LIBOR Observation Date will be the last LIBOR Business Day preceding the first day of such LIBOR Suspension Period.

LIBORSuspension Period: The period beginning on the fifth New York Business Day prior to but excluding each Interest Payment Date (including the Stated Maturity Date).

LIBORBusiness  Day: Any day that is a day on which  dealings in deposits in U.S.
     dollars are transacted in the London interbank market.

New York Business Day: Any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions generally are authorized or obligated by law or executive order to be closed.

Interest Computation: Interest will be computed on the basis of the actual number of days in the year and the actual number of days elapsed.

"Accrue to Pay": [ ] Yes [X ] No

Interest Rate Calculation Agent: Citibank, N.A.

Optional Redemption:  The Notes may be redeemed at the option of Lehman Brothers
     Holdings in whole or in part at a price equal to 100% of the principal amount being redeemed, from time to time on each Interest Payment Date, commencing on September 12, 2003. Notice of redemption will be given not less than five New York Business Days prior to the redemption date.

Optional Repayment: Not applicable.

Extension of Maturity: Not applicable.

Form of Note: [X ] Book-entry only (global) [ ] Certificated

Depository: The Depository Trust Company

Authorized Denominations: $1,000 or any larger whole multiple

Issuer Rating: Long-term senior unsecured debt of Lehman Brothers Holdings is currently rated A by Standard & Poor's, A2 by Moody's Investors Service and A+ by Fitch IBCA.


                                  RISK FACTORS

An investment in the Notes entails certain risks not associated with an investment in conventional fixed rate medium-term notes. See "Risk Factors" generally in the Prospectus Supplement. The interest rate of the Notes will be fixed, subject to the "Interest Accrual" provisions as described above. Investors should consider the risk that the Interest Accrual provisions applicable to the Notes may result in less interest being payable on the Notes than on a conventional fixed rate debt security issued by Lehman Brothers Holdings at the same time. Investors should also consider the risk that 6-Month LIBOR, determined on a daily basis, may be less than the LIBOR Range minimum (if the minimum is greater than zero) or exceed the LIBOR Range maximum on one or more LIBOR Business Days during the applicable period, in which event no interest will accrue for the related days during the period.

The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of the creditworthiness of Lehman Brothers Holdings, including the level and direction of interest rates, the Interest Accrual provisions applicable to the Notes, the anticipated level and potential volatility of 6-Month LIBOR, the method of calculating 6-Month LIBOR, the time remaining to the maturity of the Notes, the right of Lehman Brothers Holdings to redeem all or a portion of the Notes from time to time, the aggregate principal amount of the Notes and the availability of comparable instruments. The level of 6-Month LIBOR depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings has no control. The following table, showing the historical level of 6-Month LIBOR in effect for the hypothetical LIBOR Observation Dates listed below, illustrates the variability of that rate:

Historical Levels of 6-Month LIBOR

            Hypothetical LIBOR           6-Month LIBOR           Hypothetical LIBOR            6-Month LIBOR
                                         -------------                                         -------------
              Observation Date                                     Observation Date
                March 12, 1987                   6.500                June 12, 1995                    6.062
                 June 12, 1987                   7.375           September 12, 1995                    5.812
            September 14, 1987                   7.938            December 12, 1995                    5.625
             December 14, 1987                   8.375               March 12, 1996                    5.469
                March 14, 1988                   7.125                June 12, 1996                    5.812
                 June 13, 1988                   7.812           September 12, 1996                    5.812
            September 12, 1988                   8.625            December 12, 1996                    5.594
             December 12, 1988                   9.438               March 12, 1997                    5.719
                March 13, 1989                  10.562                June 12, 1997                    5.906
                 June 12, 1989                   9.000           September 12, 1997                    5.844
            September 12, 1989                   8.875            December 12, 1997                    5.906
             December 12, 1989                   8.250               March 12, 1998                    5.707
                March 12, 1990                   8.562                June 12, 1998                    5.719
                 June 12, 1990                   8.438           September 14, 1998                    5.406
            September 12, 1990                   8.125            December 14, 1998                    5.061
             December 12, 1990                   7.562               March 12, 1999                    5.064
                March 12, 1991                   6.562                June 14, 1999                    5.368
                 June 12, 1991                   6.500           September 13, 1999                    5.941
            September 12, 1991                   5.750            December 13, 1999                    6.090
             December 12, 1991                   4.500               March 13, 2000                    6.362
                March 12, 1992                   4.625                June 12, 2000                    6.992
                 June 12, 1992                   4.180           September 12, 2000                    6.780
            September 14, 1992                   3.188            December 12, 2000                    6.465
             December 14, 1992                   3.727               March 12, 2001                    4.934
                March 12, 1993                   3.375                June 12, 2001                    3.882
                 June 14, 1993                   3.500           September 14, 2001                    3.080
            September 13, 1993                   3.312            December 12, 2001                    1.909
             December 13, 1993                   3.500               March 12, 2002                    2.230
                March 14, 1994                   4.125                June 12, 2002                    2.029
                 June 13, 1994                   4.875           September 12, 2002                    1.829
            September 12, 1994                   5.375            December 12, 2002                    1.423
             December 12, 1994                   6.875               March 12, 2003                    1.180
                March 13, 1995                   6.500


The historical experience of 6-Month LIBOR should not be taken as an indication of the future performance of 6-Month LIBOR during the term of the Notes. Fluctuations in the level of 6-Month

LIBOR make the Notes' effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.


              CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Treatment of Notes as Contingent Payment Debt Instruments

Lehman Brothers Holdings intends to treat the Notes as "contingent payment debt instruments." As such, Lehman Brothers Holdings intends to report interest deductions with respect to the Notes based on this treatment and will, upon written request, provide holders of Notes with a projected payment schedule. Under such characterization, holders of the Notes will accrue original issue discount based on the "comparable yield" of the Notes (generally, the rate at which Lehman Brothers Holdings would issue a fixed rate debt instrument with terms and conditions similar to the Notes), and if the actual payments made on the Notes differ from the projected payments, positive or negative adjustments will be made for such differences for tax purposes. In addition, any gain or loss on the sale, exchange or retirement of the Notes generally will be treated as ordinary income or loss.

Based on the current interest rate environment, Lehman Brothers Holdings estimates that the comparable yield of the Notes would be an annual rate of approximately 5.15%, compounded quarterly. Lehman Brothers Holdings will not determine the actual comparable yield of the Notes, however, until they are issued. Any positive adjustment, for the amount by which an actual payment exceeds a projected contingent payment, will be treated as additional interest. Negative adjustments will be treated as follows: (i) first, any negative adjustment will reduce the amount of interest required to be accrued in the current year, (ii) second, any negative adjustments that exceed the amount of interest accrued in the current year will be treated as ordinary loss to the extent that the holder's total interest inclusions exceed the total amount of net negative adjustments treated as ordinary loss in prior taxable years, and
(iii) third, any excess negative adjustments will be carried forward to offset future income or amount realized on disposition.

Holders of Notes can obtain the comparable yield of the Notes and the projected payment schedule by submitting a written request for them to Lehman Brothers Holdings at the following address (which replaces the address provided in the accompanying Prospectus):

                               Controller's Office
                          Lehman Brothers Holdings Inc.
                               745 Seventh Avenue
                            New York, New York 10019
                                 (212) 526-7000

By purchasing a Note, a holder agrees to be bound by the determination of Lehman Brothers Holdings of the comparable yield and the projected payment schedule. For United States federal income tax purposes, a holder of Notes must use the comparable yield and projected payment schedule in determining its original issue discount accruals, and the adjustments thereto described above, in respect of the Notes. The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a holder's original issue discount and adjustments thereof in respect of the Notes and do not constitute a projection or representation regarding the actual amount of the payments on a Note.

For a general discussion of the tax consequences associated with contingent payment debt instruments, see "United States Federal Income Tax Consequences--Debt Securities-- Consequences to United States Holders--Contingent Payment Debt Securities" in the Prospectus.

It is possible that the Notes may be taxed in some manner other than that described above. A different treatment from that described above could affect the amount, timing and character of income, gain or loss in respect of an investment in the Notes. Investors should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the Notes, including the tax consequences under state, local, foreign and other tax laws.

Certain Other United States Federal Income Tax Consequences

A summary of certain United States federal income tax consequences that will apply to holders of debt securities is set forth under "United States Federal Income Tax Consequences--Debt Securities" in the Prospectus. Holders should note that the backup withholding tax rate of 31% referenced in the Prospectus under "United States Federal Income Tax Consequences--Debt Securities--Information Reporting and Backup Withholding--United States Holders" has been reduced to 30% for payments made during 2003, 29% for payments made during 2004 and 2005 and 28% for payments made during 2006 through 2010, after which time the rate will revert back to 31% absent Congressional action.

In  addition,  the  sections  below  replace  the  summaries  set  forth  in the
Prospectus under "United States Federal Income Tax Consequences--Debt Securities--Consequences to Non-United States Holders--United States Federal Estate Tax" and "United States Federal Income Tax Consequences--Debt Securities--Information Reporting and Backup Withholding--Non-United States Holders."

Consequences to Non-United States Holders

   United States Federal Estate Tax

Your estate will not be subject to United States federal estate tax on debt securities beneficially owned by you at the time of your death provided that:

o any payment to you on the debt securities would be eligible for exemption from the 30% United States federal withholding tax under the rules described in the bullet points under "United States Federal Income Tax Consequences--Debt Securities--Consequences to Non-United States Holders--United States Federal Withholding Tax," without regard to the certification requirements of the fourth bullet point; and

o interest on those debt securities would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.

Information Reporting and Backup Withholding

   Non-United States Holders

If you are a non-United States holder of debt securities, we must report annually to the IRS and to you the amount of payments we make to you and the tax withheld with respect to such payments, regardless of whether withholding was required. Copies of the information returns reporting such payments and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. You will not be subject to backup withholding regarding payments we make to you provided that we do not have actual knowledge or reason to know that you are a United States person and we have received from you the statement described above in the fourth bullet point under "United States Federal Income Tax Consequences--Debt Securities--Consequences to Non-United States Holders--United States Federal Withholding Tax."

In addition, you will be subject to information reporting and, depending on the circumstances, backup withholding regarding the proceeds of the sale of a debt security made within the United States or conducted through United States-related intermediaries, unless the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.

                                  UNDERWRITING

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the "Agent"), and the Agent has agreed to purchase, the principal amount of the Notes. The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agent that it intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

Lehman Brothers Holdings has agreed to indemnify the Agent against certain liabilities under the Securities Act of 1933, as amended, as described in the accompanying Prospectus Supplement.


Capitalized terms used herein without definition have the meanings ascribed to them in the Prospectus Supplement and Prospectus.


Lehman Brothers Holdings Inc.


By:       /s/   Paolo Tonucci
Name:           Paolo Tonucci
Title:          Authorized Officer